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          SUB-ITEM 77D: Policies with respect to security
     investments

          Effective May 31, 2002, the Fund's investment policy was changed to reflect a change in law, as follows:

          Under normal market conditions, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity and debt securities of health sciences companies from at least three countries, including the U.S.

          The Fund's 80% investment policy is non-fundamental and may be changed by the Board of Directors to become effective upon at least 60 days' notice to shareholders prior to any such change.